Exhibit 10.8

2013 Multi-State Version - All Entities

KCG HOLDINGS, INC.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

Name of Grantee:	«First_Name» «Last_Name»

Restricted Stock Units:	«Award» Restricted Stock Units (“Stock Units”)

Grant Date:	«Grant_Date»

Dates Upon Which Restrictions Lapse: (subject to accelerated lapse of restrictions as set forth in Sections 3 and 4 of this Agreement)	«Vest_2014» Stock Units, on «Year_1»
«Vest_2015» Stock Units, on «Year_2» «Vest_2016» Stock Units, on «Year_3»

*    *    *    *    *    *     *    *

This Restricted Stock Unit Agreement, including Exhibit A (collectively, the “Agreement”) is executed and delivered as of the Grant Date by and between KCG Holdings, Inc., any successor entity and its predecessor, Knight Capital Group, Inc. (collectively, the “Company”) and the Grantee. The Grantee and the Company hereby agree as follows:

1.	The Company, pursuant to the Company’s Amended and Restated Equity Incentive Plan (the “Plan”), which is incorporated herein by reference, and subject to the terms and conditions thereof, hereby grants to the Grantee the above mentioned Stock Units.

2.	For purposes of this Agreement, the “Restricted Period” means the period from the Grant Date until the date on which the vesting restrictions applicable to Stock Units lapse. Upon the expiration of the Restricted Period applicable to each such Stock Unit, the Company shall deliver to the Grantee, for each Stock Unit, a share of Common Stock, $.01 par value, of KCG Holdings, Inc. (“Shares”).

Except as set forth in Section 3 or 4 of this Agreement or otherwise provided for in Exhibit A, all restrictions imposed on the Stock Units shall lapse upon the expiration of the Restricted Period applicable to such Stock Units (as indicated above).

3.

Except as otherwise provided for in a Grantee’s Offer Letter or Employment Agreement, as applicable, with the Company or an Affiliate, if the Grantee’s employment with, or provision of services to, the Company shall terminate for any reason other than such Grantee’s death, Disability, Retirement (as defined below) or termination by the Company without Cause (as defined in Exhibit A attached hereto) during the Restricted Period, all Stock Units held by the Grantee still subject to restrictions shall be forfeited upon such termination. In the event of the Grantee’s death, Disability, Retirement or termination by the Company without Cause, whether prior to or after a Change-In-Control (as defined in the Plan), the restrictions applicable to the Stock Units shall lapse (subject to the forfeiture provisions of the Plan and Exhibit A), and the Stock Units shall be deemed fully vested in accordance with the terms of the Plan. For purposes of this Agreement, “Retirement” means a determination by the Company, in its sole and absolute discretion, that a Grantee has had a retirement from the Company and its Affiliates upon a voluntary termination of employment by a Grantee (i) after having been employed by the Company or its Affiliates for a minimum of five (5) full years of service (regardless of whether such service is continuous), (ii) with the Grantee having achieved or exceeded 50 years of age at the time of departure, and (iii) with the Grantee entering into a two year non-compete agreement in a form acceptable to the Company; provided, however, that this term shall be applicable only to Grantees who are Employees.

4.	In the event Grantee’s employment with, or provision of services to, the Company is terminated without Cause within 12 months following a Change-In-Control (as defined in the Plan), the restrictions applicable to the Stock Units shall lapse (subject to the forfeiture provisions of the Plan and Exhibit A), and the Stock Units shall be deemed fully vested in accordance with the terms of the Plan.

5.	The Stock Units shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares or other change in capitalization with a similar substantive effect upon the Plan, the Shares or the Stock Units. The Committee shall have the power and sole discretion to determine the nature and amount of the adjustment to be made, if any. Any adjustment so made shall be final and binding.

6.	The Grantee shall have no rights as a stockholder of the Company, no dividend rights (except as expressly provided below) and no voting rights, with respect to the Stock Units and any Shares underlying or issuable in respect of such Stock Units until such Shares are actually issued to and held of record by the Grantee. Notwithstanding the above, on the date Shares are actually issued to the Grantee in respect of a Stock Unit, the Company shall pay the Grantee an amount in cash equal to the aggregate amount of the ordinary cash dividends (if any) paid by the Company on a Share for which the related dividend payment record date(s) occurred on or after the Grant Date and on or before the date such Stock Unit became vested pursuant to the terms hereof (the right to receive such payment is referred to herein as a “Dividend Equivalent Right”). For purposes of clarity, no interest shall accrue with respect to the period between the dividend payment record date and the date of payment of any Dividend Equivalent Rights, and no Dividend Equivalent Rights shall be paid with respect to any Stock Units that terminate pursuant to Section 3.

7.	The Company shall withhold all applicable taxes required by law from all amounts paid in respect of the Stock Units upon the vesting of, or lapse of restrictions on, or payment of, any or all of the Stock Units. The Grantee may satisfy the withholding obligation by paying the amount of any taxes in cash or, with the approval of the Committee, shares of stock may be deducted from the payment to satisfy the obligation in full or in part. The amount of the withholding and the number of shares to be deducted shall be determined by the Committee with reference to the Fair Market Value of the stock when the withholding is required to be made.

8.	The Grantee specifically acknowledges that the Stock Units and any Shares or cash delivered in settlement thereof are subject to the provisions of Section 11.5 of the Plan, entitled “Recapture; Adjustment of Awards,” and the Company’s Compensation Recoupment Policy, if applicable to the Grantee, which can cause the forfeiture of any gain realized upon the vesting of the Stock Units and/or the cancellation or adjustment of any grant of Stock Units.

9.	If the Grantee attempts to have any dispute that arises out of or relates to this Agreement resolved in any manner that is not provided for by Sections 12.12 (entitled “Choice of Forum”) or 12.13 (entitled “Dispute Resolution”) of the Plan, then (i) all outstanding Stock Units awarded to the Grantee under this Agreement shall be forfeited, and (ii) any gain realized by the Grantee from the delivery of any Shares or cash in settlement of the Stock Units awarded under this Agreement shall be paid by the Grantee to the Company upon notice from the Company.

10.	Except with the consent of the Committee, no Stock Units shall be assignable or transferable except by will or by the laws of descent and distribution while such Stock Units remain subject to restrictions.

11.	Nothing herein shall obligate the Company or any Subsidiary or Affiliate of the Company to continue the Grantee’s service for any particular period or on any particular basis of compensation.

12.	The obligation of the Company to deliver Shares or cash in respect of Stock Units granted under this Agreement is specifically subject to all provisions of the Plan and all applicable laws, rules, regulations and governmental and stockholder approvals.

13.	Any notice by the Grantee to the Company hereunder shall be in writing and shall be deemed duly given only upon receipt thereof by the Company at its principal offices. Any notice by the Company to the Grantee shall be in writing and shall be deemed duly given if mailed to the Grantee at the address last specified to the Company by the Grantee.

14.	The grant of Stock Units herein is not enforceable until this Agreement has been signed by the Grantee and the Company. By executing this Agreement, the Grantee shall be deemed to have accepted and consented to any action taken under the Plan by the Committee, the Board or its delegates. In addition, by executing this Agreement, the Grantee shall be deemed to have accepted and consented to the restrictive covenants set forth in Exhibit A, attached hereto and made a part hereof.

15.	No change or modification of this Agreement (other than changes to the Plan) shall be valid unless it is in writing and signed by the parties hereto.

16.	Except as otherwise provided in Exhibit A, the validity and construction of this Agreement shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

17.	Any capitalized term, to the extent not defined herein, shall have the same meaning as set forth in the Plan.

18.	This Agreement, together with the Plan, sets forth all of the promises, agreements, conditions, understandings, warranties and representations between the parties hereto regarding the Stock Units, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, between them regarding the Stock Units other than as set forth herein or therein. This Agreement is made under and subject to the provisions of the Plan, and all of the provisions of the Plan are also provisions of this Agreement. If there is a difference or conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of the Plan will govern.

19.	The intent of the parties is that payments and benefits under this Agreement (including Exhibit A) comply with Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and be administered consistent with such intent. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Grantee shall not be considered to have terminated employment with the Company for purposes of this Agreement and no payment shall be due to the Grantee under Section 3 of this Agreement until the Grantee would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Any payments that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Agreement or the Plan, to the extent that any Stock Units or other amounts are payable upon a “separation from service” and such settlement or payment would result in the imposition of any additional tax and penalties imposed under Section 409A, the settlement and payment of such Stock Units shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier) to the extent any such delay would avoid the imposition of such tax or penalty. In addition, each amount to be paid or benefit to be provided to the Grantee pursuant to this Agreement, which constitutes deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A.

20.

As used in this Agreement and the Plan, “the Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets, whether direct or indirect, by purchase, merger, consolidation, the transfer of property, stock or goodwill or otherwise. This Agreement, including Exhibit A and the restrictive covenants therein, shall automatically inure to the benefit of, and be enforceable by the Company, including its successors, and assigns, without the need for any further action or approval by Grantee. Grantee specifically agrees that this Agreement, including Exhibit A and the restrictive covenants therein, may be assigned by the Company and enforced by any assignee or successor of the Company.

By signing this Agreement, the Grantee accepts and agrees to all of the foregoing terms and provisions, to all of the terms and provisions of the Plan incorporated herein by reference and to the restrictive covenants set forth in Exhibit A hereto, and confirms that he/she has received a copy of the Plan.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized representative and the Grantee has hereunto set his/her hand as of the Grant Date.

KCG HOLDINGS, INC.

By:

«First_Name» «Last_Name»

EXHIBIT A—APPLICABLE RESTRICTIVE COVENANTS

In consideration for Grantee agreeing to the following restrictions, and except as otherwise provided for in Grantee’s Offer Letter or Employment Agreement, KCG Holdings, Inc. (together with its affiliates and subsidiaries, the “Company”) agrees to provide Grantee with the Stock Units pursuant to this Agreement, as well as one or more of the following: initial or continued employment with the Company; portions of the Company’s confidential, proprietary and trade secret information; the ability to develop relationships with the Company’s potential and existing suppliers, financing sources, customers and employees; and specialized training in, and knowledge of, the business group the Grantee is employed with.

a)	During Grantee’s employment with Company and during the Protected Period (defined below) after Grantee’s employment terminates (regardless of the reason) Grantee agrees to not, directly or indirectly, alone or in association with or on behalf of any other person, engage in any Competitive Activity (defined below).

i.	“Protected Period” means a period lasting «Insert Time» months after the termination of Grantee’s employment with the Company.

ii.	“Competitive Activity” means:

A.	Engaging in a Competitive Business (defined below) for Grantee’s own benefit or for the benefit of any other person;

B.	Providing services to any person engaged in a Competitive Business, whether as an employee, consultant, officer, director, manager, partner, principal, agent, or in any other capacity, that are similar to the services Grantee provided for Company or that Grantee possessed Confidential Information about while employed by Company; or

C.	Controlling (by contract, equity ownership or otherwise), investing in (except as the owner of up to 3% of the securities of a publicly traded entity) or providing other financial support to any person engaged in a Competitive Business.

iii.	“Competitive Business” means:

A.

Engaging in high frequency algorithmic transactions in any way involving any electronically tradeable product or commodity (including any security (equity or debt), derivatives, fixed income, cash, currency, or other financial instruments, or any other tangible or intangible item) through any exchange, electronic trading venue or platform, whether or not using proprietary trading methods or systems, in which

Company was engaged at the time Grantee’s employment for Company terminates, or in which Company engaged during the 12 months preceding the termination of Grantee’s employment, or in which Company has plans to engage in at the time of the termination of Grantee’s employment and that Grantee was aware of, or possessed Confidential Information about, at the time of the termination of Grantee’s employment; or

B.	Engaging in any activities that are similar to, competitive with or a functional substitute for activities or Confidential Information Grantee had knowledge of and that Company engaged in or planned to engage in at any time during the 12 months preceding the termination of Grantee’s employment.

C.	“High frequency algorithmic transactions” means buying, selling, trading, or engaging in any other similar transaction where orders are determined by an automated model and placed on an automated basis.

b)	In addition to providing Grantee with the Stock Units pursuant to this Agreement, the Company will provide Grantee with continuation of Grantee’s salary in accordance with the Company’s standard payroll practice during the Protected Period.

c)	During Grantee’s employment with Company and during the Protected Period and thirty (30) days thereafter, Grantee agrees to not directly or indirectly, alone or in association with or on behalf of any other person contact or solicit any client or potential client introduced to Grantee by Company, or that Grantee knew of or about solely as a result of Grantee’s employment with Company, for the purpose of offering, providing or selling, products or services competitive with or similar to products or services offered by, developed by, designed by, distributed by, or sold by Company.

For purposes of this Agreement, a “potential client” is a person, company, and/or entity that Grantee had direct contact with or possessed Confidential Information about during the last 18 months of Grantee’s Company employment, as well as any person, company or entity Grantee knew Company was contacting during the last 18 months of Grantee’s employment regarding the use of Company products or services.

d)	During Grantee’s employment and for a period of twelve (12) months after the termination of Grantee’s employment with Company (regardless of the reason), Grantee will not, directly or indirectly, alone or in association with or on behalf of any other person:

i.	Induce or solicit any person who is an employee or consultant to Company to terminate their employment or engagement with Company or modify their relationship with Company in a way that is adverse to Company; or hire or otherwise use the services of any person who provided services to Company as an employee or consultant (other than services offered generically to the public by such person, e.g., telecommunications services) within 12 months prior to Grantee’s termination for purposes of engaging in a Competitive Business;

ii.	Interfere with or induce any person to make a material adverse change in any business relationship between Company and its suppliers, members, lenders, business partners and any other person in a business relationship with Company where Company has a reasonable expectation that the relationship would continue without such change; or

iii.	Participate or engage in any trade or commercial disparagement of the business or operations of Company and/or disparage the professional and/or personal lives of any individual manager, officer or employee of Company, or give interviews, provide comment, information or opinions, positive or negative, to any publicly available media resource or employee, contractor or representative, regardless of the format and intent of that media.

e)	Unless waived by the Company, the receipt of the payments under this Agreement is conditioned upon the Grantee’s execution of a general waiver and release agreement in a form agreeable to the Company that becomes effective and irrevocable no later than the earlier of (x) eight weeks following the Grantee’s termination of employment and (y) February 15 of the year following the year in which the Grantee’s termination of employment occurs. If Grantee fails to execute a general waiver and release in a form satisfactory to the Company that becomes irrevocable prior to the timeframe described in the preceding sentence, the Noncompete Obligation for the applicable Protected Period will continue in full force and effect but Grantee shall immediately return to the Company all payments that have previously been made to Grantee under this Agreement and forfeit rights to receive any future payments from the Company under this Agreement. In addition, if payment is expected to continue beyond March 15 of the year following the year in which the Grantee’s termination of employment occurs, the Company will either pay such amounts to the Grantee prior to such March 15 or place the portion of the payments that would be paid after March 15 into an escrow account meeting such terms and conditions as are determined by the Company prior to such March 15 and such amounts will be distributed from that escrow account during the remainder of the Protected Period.

f)	Grantee will not engage in any unauthorized use or disclosure of the Company’s Confidential Information. “Confidential Information” means any information of or about the Company that is not generally known to the public, including (i) information that can be used in the operation of the Company’s business and is sufficiently valuable and secret to afford the Company with actual or potential economic advantage, (ii) all forms of financial, business, employee, technical, economic, engineering and design information, plans and strategies, forecasts, know-how, systems, processes, software, algorithms, mathematical models, valuation models, trading models or strategies, information relating to modeling relationships among interest rate market instruments, trading and hedging strategies and paradigms, firmware, trading technologies, the use of trading platform software (including all front-end, middleware and exchange connectivity components or subsystems and analysis and conclusions related to the Company’s technology), proprietary computer code, computer and network hardware and configurations not generally known to the public and in all events whether tangible or intangible and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in any other media, (iii) information that is a trade secret or is subject to trade secret or similar regulation under any state or federal statute or regulation, (iv) confidential or secret information of or about other persons that is known to the Company, and (v) information labeled “confidential” or otherwise marked with a restriction on disclosure. Confidential Information does not include any information that is or becomes generally known to the public without the breach of any duty by me or any other person, or through improper means.

g)	During Grantees employment with the Company and at all times after Grantee’s employment terminates (regardless of the reason), Grantee will:

i.	Hold all Confidential Information as a fiduciary in trust and use it only for the benefit of the Company in properly performing Grantee’s employment duties for the Company;

ii.	Maintain Confidential Information in strict confidence and secrecy;

iii.	Not, except as specifically directed by the Company in performing employment duties for the Company, communicate or disclose Confidential Information in any manner to any person within or outside the Company who is not authorized to know, use or receive such Confidential Information; and

iv.	Comply with the Company’s procedures on dealing with Confidential Information and in all events use best efforts to prevent the inadvertent disclosure of Confidential Information.

v.

If subject to a valid subpoena, or other order of any governmental entity or similar legal requirement that might seek disclosure of Confidential Information, and to the extent permitted by law, furnish a copy of such subpoena, order or other legal requirement to the Company’s General Counsel as soon as practicable, but no later than 48 hours after Grantee receives it, cooperate with the Company’s efforts to obtain a protective order or similar relief, and only disclose the minimum amount of Confidential Information necessary.

vi.	At any time upon the Company’s request and within 48 hours of Grantee’s termination of employment with the Company, deliver all Confidential Information in Grantee’s possession to the Company and not retain any originals or copies of the Confidential Information.

vii.	Not disclose to the Company any confidential or proprietary information belonging to any other person that Grantee is under any obligation to keep in confidence.

h)	The protective covenants herein are material and important terms of this Agreement, and Grantee further agrees that should all or any part or application of Paragraphs (a), (c), (d), (f), or (g) of this Exhibit A be held or found invalid or unenforceable for any reason whatsoever by a court or arbitrator of competent jurisdiction in an action between Grantee and the Company (despite, and after application of, any applicable rights to reformation that could add or renew enforceability), or if the Grantee breaches the obligations of this Exhibit A, the Company shall be entitled to receive from Grantee a return of the Stock Units and Restrictive Covenant Benefit (if applicable) and the Grantee shall forfeit any remaining portion of the Restrictive Covenant Benefit that has not been paid or distributed to the Grantee. If Grantee has sold, transferred, or otherwise disposed of the Stock Units, the Company shall be entitled to receive from Grantee the profits (if any) derived by Grantee by virtue of such sale, transfer, or other disposition.

i)	If a court or arbitrator finds a restriction herein to be unenforceable as written, such court or arbitrator (for the jurisdiction covered by that court or the matter before that arbitrator only) will revise the restriction so as to make it enforceable to protect the Company’s legitimate business interests. If one or more of the provisions of this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

j)	Notwithstanding any provision of the Plan or this Agreement to the contrary, the validity and construction of the provisions of this Exhibit A will be governed by the laws of the State of New Jersey, without regard to the conflicts of law principles thereof. The Grantee expressly agrees that the provisions of the Plan, including, without limitation, the Choice of Forum and Dispute Resolution provision therein, apply with full force and effect to this Exhibit A. However and with respect to Paragraphs a, c, d, f and g of Exhibit A, Grantee agrees that Company may file a lawsuit in any State or Federal court located in the State of New Jersey and the Parties each consent to the exclusive jurisdiction of those courts and agree that venue there is proper and is the only venue for a dispute regarding Paragraphs a, c, d, f and g of Exhibit A.

k)	“Cause” means: (i) deliberate or intentional failure by Grantee to perform Grantee’s material duties hereunder, including Grantee’s intentional refusal to act upon a reasonable instruction of management; (ii) an act of fraud, embezzlement, or theft or other material violation of law or applicable regulation by Grantee; (iii) intentional wrongful damage by Grantee to material assets of the Company or its subsidiaries; (iv) intentional wrongful disclosure by Grantee of material confidential information of the Company or its subsidiaries; (v) intentional wrongful engagement by Grantee in any competitive activity which would constitute a breach of this Agreement and/or of Grantee’s duty of loyalty; (vi) Grantee’s violation of any Company code of business conduct or employee manual (or versions pertaining to any of the Company’s subsidiaries) which violation is not cured, to the extent practicable, within ten (10) days after notice to Grantee of such violation; (vii) Grantee’s failure to acquire or maintain any registration, license or other approval required by Company or its subsidiaries, in its sole discretion, to perform Grantee’s duties hereunder (unless such failure is curable within a reasonable period of time as determined by the Company (or its subsidiaries) in its sole discretion); (viii) Grantee’s violation of any law, rule, or regulation of any governmental authority, securities exchange or association or other regulatory or self-regulatory body which violation is not cured, to the extent permitted or possible, immediately upon notice to Grantee of such violation; (ix) Grantee’s conviction of, or a plea of nolo contendere, a guilty plea or confession by Grantee to any felony, or a misdemeanor involving moral turpitude; or (x) Grantee’s material breach of any material provision of this Agreement, which breach has not been cured within ten (10) days after notice to Grantee of such violation.

l)	The provisions in this Exhibit A replace and supersede any other similar restrictive covenants applicable to Grantee in his/her Employment Agreement or offer letter.